Exhibit 99.1

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

February 7, 2017

RE:	R.V.B. Holdings Ltd.

We have read the statements of R.V.B. Holdings Ltd included under Item 16F of its annual report on Form 20-F for the year ended December 31, 2015, and we agree with such statements contained therein.

Very truly yours,

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.
Certified Public Accountants (Isr.) A member firm of Deloitte Touche Tohmatsu Limited